Corporate Office

25 St. James’s Street

London, SW1A 1HA

United Kingdom

October 12, 2022

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt, Senior Staff Accountant
Chris Diets, Senior Staff Accountant

Re:	CNH Industrial N.V.

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-36085

Ladies and Gentlemen:

Set forth below are the responses of CNH Industrial N.V. (the “Company”, “CNH Industrial”, “we” or “our”) to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated September 28, 2022, regarding its review of CNH Industrial’s filing noted above. For your convenience, we have restated in bold font each of the Staff’s comments followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2021

Operating Review and Prospects

B. Liquidity and Capital Resources

Consolidated Debt, page 55

1.

Comment: We note you include a subtotal for “operating cash flow of industrial activities” within your free cash flow of industrial activities reconciliation: however, this subtotal does not agree to the GAAP operating cash flow of industrial activities as disclosed within the supplemental information on page 47. Please advise. If the amount shown on page 56 is a non-GAAP adjusted cash flow measure, revise to clarify that and to reconcile from GAAP operating cash flow of industrial activities as disclosed on page 47.

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Response:

In response to the Staff’s comment, we note that we use the non-GAAP measure, Free Cash Flow from Industrial Activities, to provide useful and relevant information regarding our operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance. Management uses this non-GAAP measure to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as it provides additional transparency with respect to our core operations. Pursuant to SEC rules and published guidance, we also provide a reconciliation of Cash flow provided by operating activities (the most directly comparable U.S. GAAP measure) to Free Cash Flow from Industrial Activities (the “Free Cash Flow Reconciliation”). We have included in our annual report on Form 20-F operating cash flow of Industrial Activities as a subtotal to assist the reader in understanding the reconciliation. We note the Staff’s comment and in future filings we will not include the subtotal Operating Cash Flow of Industrial Activities. Please see an updated example of our Free Cash Flow Reconciliation Below.

(in millions)	2021	2020
Net cash provided by (used in) Operating Activities	$4,082	$5,529
Less: Cash flows from Operating Activities of Financial Services net of Eliminations	(975)	(2,214)
Change in derivatives hedging debt of Industrial Activities	91	(15)
Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(728)	(687)
~~Operating cash flow of Industrial Activities~~	~~2,470~~	~~2,613~~
Investments in property plant and equipment, and intangible assets of Industrial Activities	(706)	(481)
Other changes (1)	(13)	(206)

Free Cash Flow of Industrial Activities	$1,751	$1,926

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Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue Recognition, page F-11

2.

Comment: We note you record revenue from sales of goods when the goods are made available to the customer, which signifies transfer of control. Please revise to disclose how you evaluate when the goods are made available to the customer. For example, disclose whether this is when legal title is transferred, when you have an obligation for payment from the customer, when the asset has been physically transferred, etc. Refer to ASC 606-10-25-30. As part of your response, please provide us with your proposed disclosure.

Response:

In response to the Staff’s comment, in future filings, we will revise our revenue recognition accounting disclosure to clarify when the goods are made available to the customer. Our proposed revised disclosure is as follows. Changes from the existing disclosure are noted by the underlines:

The Company has determined that the customers from the sale of vehicles, equipment and parts are generally dealers, distributors, public entities, and retail customers.

The Company recognizes revenue at a point in time when control has ~~is~~ transferred to the customer at a sales price that the Company expects to receive. Transfer of control occurs when title and risk of ownership have transferred to the customer, which generally occurs upon delivery as specified in the contract, which is primarily upon shipment. ~~and thus related revenue recognition, generally corresponds to when the vehicles, equipment and parts are made available to the customer. Therefore, the Company recognizes revenue at a point in time when control is transferred to the customer at a sales price that the Company expects to receive.~~

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for vehicles, equipment, and parts. The Company records appropriate allowance for credit losses and anticipated returns as required. Fixed payment schedules exist for al sales, but payment terms vary by geographic market and product line.

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Thank you again for your time. Please feel free to contact me at +39 335 828 3371 or by email (oddone.incisa@cnhind.com) or our external counsel, Scott D. Miller of Sullivan & Cromwell LLP at (212) 558-3109 or by email (millersc@sullcrom.com) with any questions you may have.

Sincerely,

/s/ Oddone Incisa
Oddone Incisa
Chief Financial Officer CNH Industrial N.V.

cc:	Roberto Russo

Robert Keating

(CNH Industrial N.V.)

Scott Miller

(Sullivan & Cromwell LLP)